

November 29, 2017

Yvonne Wang
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
3200 Guasti Road, Ste. 100
Ontario, California 91761

      Re: Kiwa Bio-Tech Products Group Corporation
              Form 8-K
              Furnished October 11, 2017
              File No. 000-33167

Dear Ms. Wang:

We have completed our review of your filing on November 28, 2017. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Heather Clark

                              Heather Clark
                              Staff Accountant